Mesa Air Group, Inc. and AAR Corp. Agree to Modify Certain Maintenance Support Agreements and Retire Mesa's Senior Convertible Notes Due in 2023

PHOENIX, Nov. 4 /PRNewswire-FirstCall/ -- Mesa Air Group, Inc. (Nasdaq: MESA) (the "Company") announced today that it has reached an agreement with AAR Corp. ("AAR") in support of the Company's ongoing restructuring efforts. The parties have agreed to amend certain parts and maintenance agreements supporting the Company's CRJ200 & ERJ145 aircraft fleet and exchange Senior Convertible Notes due in 2023 ("2023 Notes") held by AAR for shares of the Company's common stock, in consideration for a cash payment and certain agreed upon future obligations.

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Modification of Parts and Maintenance Agreements

The parties have agreed to certain amendments to the parts and maintenance agreements which allow the Company to reduce monthly fees paid under such agreements as the number of aircraft in its CRJ200 & ERJ145 fleet is decreased. Additionally, these amendments enable the Company to terminate the respective parts and maintenance agreements without penalty, if it disposes of an entire aircraft type.

Exchange of 2023 Notes for Common Stock

AAR has also agreed to exchange its 2023 Notes with aggregate principal amount at maturity of $6.1 million for 15 million shares of the Company's common stock. Following the closing of this transaction, the Company will have 175,217,249 shares outstanding. After giving effect to this transaction, the Company will have outstanding $15.6 million in aggregate principal amount at maturity of 2023 Notes. The issuance of the common stock in the exchange, which is expected to close on or about November 4, 2009, is exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof.

"Our agreement with AAR provides much needed flexibility to Mesa as we restructure the composition of our fleet and continue to find ways to increase cost efficiency. We thank AAR for its continuing support and service provided to the Company. We are also pleased to have retired an additional $6.1 million of our 2023 Notes," said Jonathan Ornstein, Chairman and CEO of Mesa Air Group, Inc.

Mesa currently operates 136 aircraft with approximately 800 daily system departures to 126 cities, 40 states, Canada, and Mexico. Mesa operates as Delta Connection, US Airways Express and United Express under contractual agreements with Delta Air Lines, US Airways and United Airlines, respectively, and independently as Mesa Airlines and go!. In June 2006 Mesa launched inter-island Hawaiian service as go!. This operation links Honolulu to the neighbor island airports of Hilo, Kahului, Kona and Lihue. The Company, founded by Larry and Janie Risley in New Mexico in 1982, has approximately 3,700 employees and was awarded Regional Airline of the Year by Air Transport World magazine in 1992 and 2005.

http://www.mesa-air.com

SOURCE Mesa Air Group, Inc.

Brian S. Gillman, EVP & General Counsel of Mesa Air Group, Inc., +1-602-685-4052, brian.gillman@mesa-air.com